Holiday Shoppers Save Money And Earn Stock

Holiday Shoppers Save Money And Earn Stock

iConsumer Offers Coupons, Cash Back... and Company Stock to Shoppers

CHICAGO, Nov. 19, 2015 /PRNewswire/ -- For the first time, holiday shoppers will earn shares of stock in an upcoming IPO just by shopping. And they'll save money and earn cash back, too. All for free.

iConsumer.com is the crowdfunded coupon and cash back website and app designed to get America's 99% involved in owning stock. iConsumer is unique, rewarding customer loyalty by giving away $8M of its preferred stock to everyday consumers.

Free stock aside, iConsumer members are saving money buying this season's most popular gifts. "iConsumer helps smart shoppers be brilliant," says Robert Grosshandler, CEO and founder of iConsumer. "Put cash back in your pocket, great gifts under the tree and own a piece of the future – all for free."

Below is a sample of some of the 1,700+ stores consumers will save at through iConsumer this season:

- **For the Techie:** The Sharper Image, Best Buy, The Microsoft Store, PlayStation Store, Game Stop
- **For the Foodie:** Crate & Barrel, Le Creuset, Sur la Table, Stonewall Kitchen, World Kitchen
- **For the Fashionista:** Nordstrom, Madewell, NARS, Neiman Marcus, Ann Taylor
- **For the Athlete:** Bowflex, Easton, Footlocker, Merrell, REI

iConsumer shoppers earn ownership every time they buy something from one of 1,700 partnering stores. And when they buy something, they make iConsumer stronger, more valuable. "I'm excited that we can begin to bridge the income inequality gap through holiday shopping," continued Grosshandler. "People who never thought they could be investors, who never thought they'd own stock in a startup, are getting the chance to own and learn without risking cash."

ABOUT ICONSUMER: iConsumer is the first company to make every customer a shareholder. A pioneer in the equity crowdfunding world, iConsumer is going public using Reg. A+ (sometimes called IPO Lite). Its offering is made possible by Title IV / Tier 2 of the 2012 JOBS Act. iConsumer customers earn cash back rebates by shopping at over 1,700 retailers using iConsumer's web site and apps. They save money with coupons and deals on over 45,000 brands. And each dollar of cash back also earns them a dollar of iConsumer preferred stock, subject to SEC Qualification. For more information, visit www.iConsumer.com.

Media Contacts:

Orly Telisman Public Relations. Orly Telisman, 312-375-1230 or info@orlypr.com

Paramount Public Relations. Jessica Prah, 312-953-3257, jessica@paramountpr.com

Sarah Anderson, 312-544-4190, sanderson@paramountpr.com